EXHIBIT 1
Supplementary Oil & Gas Information for
the Fiscal Year Ended December 31, 2013

SUPPLEMENTARY OIL & GAS INFORMATION (unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil and Gas” and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

For the years ended December 31, 2013, 2012, 2011, and 2010, the Company filed its reserves information under National Instrument 51-101 – “Standards of Disclosure of Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101.  The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs.  Therefore the difference between the reported numbers under the two disclosure standards can be material.

For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2013, 2012, 2011, and 2010 the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2013 reserves for SEC requirements.

Crude Oil and NGLs					Natural Gas
WTI Cushing Oklahoma	WCS	Edmonton Par	North Sea Brent	Edmonton C5+	Henry Hub Louisiana	AECO	BC Westcoast Station 2
(US$/bbl)	(C$/bbl)	(C$/bbl)	(US$/bbl)	(C$/bbl)	(US$/MMbtu)	(C$/MMbtu)	(C$/MMbtu)
96.94	74.22	92.73	108.22	105.65	3.68	3.16	3.08

A foreign exchange rate of US$1.00/C$1.0291 was used in the 2013 evaluation, determined on the same basis as the 12-month average price.

NET PROVED CRUDE OIL AND NATURAL GAS RESERVES

The Company retains Independent Qualified Reserves Evaluators to evaluate the Company’s proved crude oil, bitumen, synthetic crude oil (“SCO”), natural gas liquids (“NGLs”) and natural gas reserves.

●
For the years ended December 31, 2013, 2012, 2011, and 2010, the reports by GLJ Petroleum Consultants Ltd. covered 100% of the Company’s SCO reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules (“Final Rule”), effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.

●
For the years ended December 31, 2013, 2012, 2011, and 2010, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company’s bitumen, crude oil and NGLs, and natural gas reserves.

Proved crude oil and natural gas reserves, as defined within the SEC’s Regulation S-X under the Final Rule, are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be  economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following tables summarize the Company’s proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2013, 2012, 2011, and 2010:

	North America
Crude Oil and NGLs (MMbbl)	Synthetic Crude Oil	Bitumen(1)	Crude Oil & NGLs	North America Total	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2010	1,663	878	328	2,869	257	102	3,228
Extensions and discoveries	–	78	28	106	–	–	106
Improved recovery	–	10	8	18	–	2	20
Purchases of reserves in place	–	–	6	6	–	–	6
Sales of reserves in place	–	–	–	–	–	–	–
Production	(14)	(60)	(28)	(102)	(11)	(8)	(121)
Economic revisions due to prices	18	(32)	1	(13)	26	–	13
Revisions of prior estimates	169	(5)	23	187	(28)	(8)	151
Reserves, December 31, 2011	1,836	869	366	3,071	244	88	3,403
Extensions and discoveries	–	90	5	95	–	–	95
Improved recovery	–	25	9	34	–	1	35
Purchases of reserves in place	–	–	2	2	–	–	2
Sales of reserves in place	–	–	–	–	–	–	–
Production	(30)	(70)	(31)	(131)	(7)	(5)	(143)
Economic revisions due to prices	34	6	(20)	20	4	–	24
Revisions of prior estimates	134	79	39	252	(6)	1	247
Reserves, December 31, 2012	1,974	999	370	3,343	235	85	3,663
Extensions and discoveries	–	76	13	89	–	–	89
Improved recovery	–	9	7	16	–	–	16
Purchases of reserves in place	–	–	8	8	6	–	14
Sales of reserves in place	–	–	–	–	–	–	–
Production	(35)	(71)	(33)	(139)	(7)	(5)	(151)
Economic revisions due to prices	(10)	(1)	4	(7)	–	(2)	(9)
Revisions of prior estimates	(4)	56	11	63	(2)	2	63
Reserves, December 31, 2013	1,925	1,068	380	3,373	232	80	3,685
Net proved developed reserves
December 31, 2010	1,546	262	240	2,048	94	83	2,225
December 31, 2011	1,588	269	269	2,126	78	61	2,265
December 31, 2012	1,612	348	295	2,255	66	55	2,376
December 31, 2013	1,621	431	298	2,350	59	30	2,439

(1)
Bitumen as defined by the SEC under the Final Rule, “is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis.”  Under this definition, all the Company’s thermal and primary heavy crude oil reserves have been classified as bitumen.

Natural Gas (Bcf)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2010	3,421	78	76	3,575
Extensions and discoveries	154	–	–	154
Improved recovery	48	–	–	48
Purchases of reserves in place	375	–	–	375
Sales of reserves in place	(1)	–	–	(1)
Production	(433)	(2)	(6)	(441)
Economic revisions due to prices	(104)	3	–	(101)
Revisions of prior estimates	39	18	(16)	41
Reserves, December 31, 2011	3,499	97	54	3,650
Extensions and discoveries	50	–	–	50
Improved recovery	11	–	–	11
Purchases of reserves in place	34	–	–	34
Sales of reserves in place	(1)	–	–	(1)
Production	(429)	(1)	(6)	(436)
Economic revisions due to prices	(596)	1	–	(595)
Revisions of prior estimates	79	(14)	–	65
Reserves, December 31, 2012	2,647	83	48	2,778
Extensions and discoveries	126	–	–	126
Improved recovery	62	–	–	62
Purchases of reserves in place	99	14	–	113
Sales of reserves in place	(1)	–	–	(1)
Production	(394)	(1)	(8)	(403)
Economic revisions due to prices	489	–	(2)	487
Revisions of prior estimates	206	(4)	(1)	201
Reserves, December 31, 2013	3,234	92	37	3,363
Net proved developed reserves
December 31, 2010	2,557	49	72	2,678
December 31, 2011	2,637	60	47	2,744
December 31, 2012	2,060	58	39	2,157
December 31, 2013	2,342	72	27	2,441

CAPITALIZED COSTS RELATED TO CRUDE OIL AND NATURAL GAS ACTIVITIES

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$73,176	$5,200	$3,356	$81,732
Unproved properties	2,570	–	39	2,609
	75,746	5,200	3,395	84,341
Less: accumulated depletion and depreciation	(29,729)	(3,467)	(2,551)	(35,747)
Net capitalized costs	$46,017	$1,733	$844	$48,594

	2012
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$67,287	$4,574	$3,045	$74,906
Unproved properties	2,564	–	47	2,611
	69,851	4,574	3,092	77,517
Less: accumulated depletion and depreciation	(26,193)	(2,709)	(2,273)	(31,175)
Net capitalized costs	$43,658	$1,865	$819	$46,342

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$61,331	$4,147	$3,044	$68,522
Unproved properties	2,442	–	33	2,475
	63,773	4,147	3,077	70,997
Less: accumulated depletion and depreciation	(22,497)	(2,512)	(2,152)	(27,161)
Net capitalized costs	$41,276	$1,635	$925	$43,836

COSTS INCURRED IN CRUDE OIL AND NATURAL GAS ACTIVITIES

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$250	$2	$–	$252
Unproved	92	–	4	96
Exploration	(2)	–	25	23
Development	6,152	297	97	6,546
Costs incurred	$6,492	$299	$126	$6,917

	2012
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$144	$–	$–	$144
Unproved	44	–	3	47
Exploration	251	–	11	262
Development	5,773	556	75	6,404
Costs incurred	$6,212	$556	$89	$6,857

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$1,012	$–	$–	$1,012
Unproved	59	–	–	59
Exploration	250	1	2	253
Development	5,559	235	76	5,870
Costs incurred	$6,880	$236	$78	$7,194

RESULTS OF OPERATIONS FROM CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company’s results of operations from crude oil and natural gas producing activities for the years ended December 31, 2013, 2012 and 2011 are summarized in the following tables:

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$12,274	$726	$687	$13,687
Production	(3,918)	(436)	(191)	(4,545)
Transportation	(483)	(6)	(1)	(490)
Depletion, depreciation and amortization	(4,150)	(552)	(134)	(4,836)
Asset retirement obligation accretion	(126)	(35)	(10)	(171)
Petroleum revenue tax	–	188	–	188
Income tax	(903)	71	(88)	(920)
Results of operations	$2,694	$(44)	$263	$2,913

	2012
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$10,609	$837	$574	$12,020
Production	(3,669)	(402)	(163)	(4,234)
Transportation	(479)	(10)	(1)	(490)
Depletion, depreciation and amortization	(3,860)	(296)	(165)	(4,321)
Asset retirement obligation accretion	(117)	(27)	(7)	(151)
Petroleum revenue tax	–	(14)	–	(14)
Income tax	(623)	(55)	(55)	(733)
Results of operations	$1,861	$33	$183	$2,077

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$9,600	$1,206	$828	$11,634
Production	(3,060)	(412)	(186)	(3,658)
Transportation	(374)	(13)	(1)	(388)
Depletion, depreciation and amortization	(3,488)	(248)	(242)	(3,978)
Asset retirement obligation accretion	(90)	(33)	(7)	(130)
Petroleum revenue tax	–	(130)	–	(130)
Income tax	(688)	(218)	(89)	(995)
Results of operations	$1,900	$152	$303	$2,355

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED CRUDE OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

•	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
•	Future production of crude oil and natural gas from proved properties will differ from reserves estimated;
•	Future production rates will vary from those estimated;
•	Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;
•	Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
•	Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and
•	Future development and asset retirement obligations will differ from those estimated.

Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company’s future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 – “Extractive Activities – Oil and Gas”:

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$290,892	$26,378	$9,146	$326,416
Future production costs	(116,984)	(9,921)	(2,560)	(129,465)
Future development costs and asset retirement obligations	(51,749)	(7,602)	(1,840)	(61,191)
Future income taxes	(20,384)	(6,586)	(1,154)	(28,124)
Future net cash flows	101,775	2,269	3,592	107,636
10% annual discount for timing of future cash flows	(65,063)	(976)	(1,755)	(67,794)
Standardized measure of future net cash flows	$36,712	$1,293	$1,837	$39,842

	2012
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$273,167	$26,922	$7,985	$308,074
Future production costs	(114,825)	(9,369)	(2,428)	(126,622)
Future development costs and asset retirement obligations	(49,226)	(7,032)	(1,640)	(57,898)
Future income taxes	(16,688)	(7,662)	(949)	(25,299)
Future net cash flows	92,428	2,859	2,968	98,255
10% annual discount for timing of future cash flows	(61,878)	(1,330)	(1,313)	(64,521)
Standardized measure of future net cash flows	$30,550	$1,529	$1,655	$33,734

	2011
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$280,809	$26,887	$8,257	$315,953
Future production costs	(109,586)	(8,908)	(2,058)	(120,552)
Future development costs and asset retirement obligations	(37,486)	(6,821)	(1,669)	(45,976)
Future income taxes	(23,100)	(8,095)	(1,070)	(32,265)
Future net cash flows	110,637	3,063	3,460	117,160
10% annual discount for timing of future cash flows	(75,438)	(1,376)	(1,623)	(78,437)
Standardized measure of future net cash flows	$35,199	$1,687	$1,837	$38,723

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	2013	2012	2011
Sales of crude oil and natural gas produced, net of production costs	$(8,525)	$(7,895)	$(7,727)
Net changes in sales prices and production costs	6,992	(7,994)	15,802
Extensions, discoveries and improved recovery	2,304	1,834	1,328
Changes in estimated future development costs	(1,536)	(3,492)	(2,022)
Purchases of proved reserves in place	638	83	803
Sales of proved reserves in place	(1)	(1)	–
Revisions of previous reserve estimates	622	4,266	4,154
Accretion of discount	4,388	5,110	3,648
Changes in production timing and other	2,341	946	(1,141)
Net change in income taxes	(1,115)	2,154	(3,009)
Net change	6,108	(4,989)	11,836
Balance – beginning of year	33,734	38,723	26,887
Balance – end of year	$39,842	$33,734	$38,723